Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

November 12, 2009

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the unaudited financial results for the Company's third quarter ending September 30, 2009.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

November 12, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	November 12, 2009
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Record Third Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (FR-T) (the "Company") is pleased to announce the unaudited financial results for the Company's third quarter ending September 30, 2009. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com.

3rd Quarter Highlights ($CAD)
Gross Revenue	$16.8 million
Net Revenue	$13.7 million
Mine Operating Earnings	$4.1 million
Net Income after taxes	$1.8 million
Direct Cash Costs per ounce	US$5.56
Silver Equivalent Production	1,089,481 oz. Ag eq.
Silver Equivalent Oz. Sold	1,018,417 oz. Ag eq.
Average Revenue per Ounce Sold	$16.54 (US$ 15.07)

FINANCIAL PERFORMANCE AND HIGHLIGHTS

  Mine operating earnings increased 141% from $1.7 million to $4.1 million due to operational efficiencies, higher production and higher metals prices in the third quarter.

  Consolidated gross revenue for the third quarter ended September 30, 2009, increased 22% to $16.8 million (US$15.4 million) compared to $13.9 million (US$13.3 million) in the third quarter of 2008, and increased 6% compared to $15.8 million (US$13.5 million) in the second quarter of 2009.

  The Company generated net income of $1.8 million or $0.02 per common share for the quarter ended September 30, 2009 compared to a net loss of $0.4 million or $(0.01) per common share for the quarter ended September 30, 2008, and a net income of $1.0 million or $0.01 per common share for the second quarter ended June 30, 2009. The net income for this quarter was after recording non-cash stock-based compensation expense of $0.5 million, a foreign exchange loss of $0.4 million, and an income tax recovery of $0.6 million.

  Direct cash costs per ounce of silver for the quarter ended September 30, 2009, decreased 27% to US$5.56 per ounce of silver, compared to US$7.65 per ounce of silver for the quarter ended September 30, 2008. During the quarter ended September 30, 2009, the Company’s operations achieved operational efficiencies including reductions in production costs per tonne and cash costs per ounce. Direct cash costs for the quarter ended June 30, 2009 and the nine months ended September 30, 2009, were US$6.31 per ounce and US$5.58 per ounce, respectively.

  Total production for the quarter ended September 30, 2009, was up 30% to 1,089,481 ounces of silver equivalents, consisting of 935,996 ounces of silver, 732 ounces of gold, 1,690,354 pounds of lead and 8,913 pounds of zinc, when compared to 840,918 ounces of silver equivalents produced in the quarter ended September 30, 2008, consisting of 719,399 ounces of silver, 536 ounces of gold and 1,518,271 pounds of lead. Total production for quarter was up 14% when compared to the second quarter ended June 30, 2009, which consisted of 957,936 ounces of silver equivalents which included 827,720 ounces of silver, 746 ounces of gold and 1,493,162 pounds of lead.

  In the third quarter ended September 30, 2009, the Company sold 1,018,417 silver equivalent ounces including 38,088 ounces of coins, ingots and bullion, with a combined average price of $16.54 (US$15.07) per ounce compared to 850,461 equivalent ounces of silver (with no coin sales) in the quarter ended September 30, 2008 at an average price of $16.29 (US$15.64) per ounce and 1,073,129 equivalent ounces, with 103,867 ounces of coins, ingots and bullion (none in 2008), at a combined average price of $14.70 per ounce (US$12.60) in the second quarter ended June 30, 2009. The LBMA average spot price of silver in the third quarter of 2009 was US$14.69 per ounce compared to US$15.09 per ounce in the third quarter of 2008, and US$13.76 per ounce in the second quarter ended June 30, 2009.

  Sales revenue (after smelting and refining charges and metals deductions) for the quarter ended September 30, 2009 was $13.7 million, an increase of 27% compared to $10.8 million for the quarter ended September 30, 2008. Smelting and refining charges and metal deductions decreased to 19% of gross revenue in the third quarter ended September 30, 2009 compared to 22% in the third quarter ended September 30, 2008 but increased slightly from 17% of gross revenue in the second quarter ended June 30, 2009. Average smelting charges for doré in the quarter ended September 30, 2009 were US$0.54 per equivalent silver ounce whereas for concentrates average smelting charges were US$4.34 per equivalent ounce.

  The Company had operating income of $1.9 million for the third quarter ended September 30, 2009 compared to an operating loss of $0.8 million for the quarter ended September 30, 2008, an increase of $2.8 million or 329%. The operating loss for the second quarter ended June 30, 2009 was $1.2 million.

  During the third quarter of 2009, the commissioning process of the new La Encantada plant was initiated and is expected to conclude during the fourth quarter. Once completed, this new plant will have a capacity of 3,500 tpd and is expected to produce more than four million ounces of silver annually in the form of doré.

  During the quarter ended September 30, 2009, the Company invested $4.1 million in its mineral properties, including $1.7 million in Mineral La Encantada, $1.8 million in La Parrilla and $0.6 million in San Martin, and a further $6.9 million in additions to plant and equipment on a cash basis. This compares to $11.3 million invested in its mineral properties, and a further $8.5 million in additions to plant and equipment in the quarter ended September 30, 2008. $3.2 million was invested in mineral properties, and a further $5.9 million in additions to plant and equipment in the second quarter ended June 30, 2009.

  In August and September 2009, the Company completed non-brokered private placements consisting of an aggregate of 4,167,478 units at a price of $2.30 per unit for net proceeds to the Company of $9,440,069. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. Finder's fee in the amount of $101,016 and 50,000 warrants were paid in respect to a portion of these private placements. The finder’s warrants are exercisable at a price of $3.30 per share and expire on August 20, 2011. The net proceeds of the offering are being used for general working capital purposes.

  During the third quarter of 2009, the Company reduced current liabilities by $19.1 million by: (1) derecognizing $14.3 million pursuant to a consent order with respect to the vendor liability and interest relating to the acquisition of First Silver (the consent order requires that the $14.3 million be held in trust pending the outcome of litigation); (2) settling certain current liabilities amounting to $2.7 million by the issuance of 1,191,852 common shares of the Company; and (3) through a $2.1 million reduction of accounts payable and accrued liabilities from cash flow.

  In August 2009, the Company entered into an agreement for a six-month pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, US$1.5 million was advanced against the Company’s lead production from the La Parrilla Silver Mine for a period of six months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly instalments of US$250,000 required.

  In September 2009, First Majestic agreed to acquire Normabec Mining Resources Ltd. (“Normabec”). The acquisition will be an all-share transaction by way of plan of arrangement (the "Arrangement"). The agreement provides that First Majestic will acquire Normabec in exchange for the issuance directly to Normabec's shareholders of 0.060425 First Majestic shares for each Normabec common share outstanding. Normabec's primary asset is the Real de Catorce Silver Project which is located in the northern portion of San Luís Potosí state, Mexico. The proposed Arrangement has already received shareholder approval, regulatory and court approvals, and is expected to close on November 13, 2009.

  In October 2009, the Company entered into an agreement with the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (also known as FIFOMI) for a capital asset loan and a working capital loan, with both facilities totalling $53.8 million Mexican pesos (CAD$4.3 million). The funds from these loans will contribute to the completion of the 3,500 tpd cyanidation plant at the La Encantada Silver Mine and for working capital necessary for the commissioning of the new plant.

In Summary

First Majestic has had a very active quarter of operations with a significant improvement in cash flow from operations related to lower costs of operations combined with higher production and increased revenues from silver sales. The Company is now commissioning the new La Encantada plant which will increase daily production significantly, taking the Company from current levels to approximately 6.3 million ounces in 2010. The Inaugural Ceremony at the La Encantada Silver Mine is being held on November 19, 2009.

The Company has also been focused on completing the acquisition of Normabec thereby adding another valuable asset to the Company’s portfolio, the Real de Catorce Silver Project which management expects will ultimately become a producing mine in the future.

In the third quarter the Company has also strengthened its balance sheet with a $9.4 million private placement, a $4.3 million development loan, and a $2.7 million settlement of current liabilities and a further reduction of accounts payable of $2.1 million. With the completion of the capital investment at the La Encantada Silver Mine, the focus of the Company is now on generating cash flow from operations to further bolster our balance sheet.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.